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Exhibit 99.1

TRANSCANADA CORPORATION — THIRD QUARTER 2004

Quarterly Report to Shareholders

Media Inquiries:	Hejdi Feick/Kurt Kadatz (403) 920-7859 (800) 608-7859
Analyst Inquiries:	David Moneta/Debbie Stein (403) 920-7911

TRANSCANADA ANNOUNCES THIRD QUARTER RESULTS,
BOARD DECLARES DIVIDEND OF $0.29 PER SHARE

CALGARY, Alberta — October 26, 2004 — (TSX: TRP) (NYSE: TRP)

Third Quarter 2004 Highlights:

        (All financial figures are in Canadian dollars unless noted otherwise)

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  Net income for third quarter 2004 of $245 million or $0.51 per share, including $52 million or $0.11 per share from discontinued operations. Net income for the nine months ended September 30, 2004 of $847 million or $1.75 per share, including $52 million from discontinued operations.

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  Funds generated from operations for third quarter 2004 of $394 million. Funds generated from operations for the nine months ended September 30, 2004 of $1,207 million.

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  Dividend of $0.29 per common share declared by the board.

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  Alberta Energy and Utilities Board disallowed approximately $24 million of operating costs in its decision in third quarter on Phase I of the Alberta System 2004 General Rate Application.

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  During the third quarter, TransCanada entered into an agreement to acquire hydroelectric assets in New England with a total generating capacity of 567 megawatts (MW) for US$505 million. The sale will be subject to a bankruptcy court-supervised auction process and bankruptcy court approval.

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  The company also announced a joint proposal with Petro-Canada to develop a $660 million liquefied natural gas (LNG) facility in Gros Cacouna, Québec.

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  In October, Cartier Wind Energy Inc., which is 50 per cent owned by TransCanada, was awarded six projects by Hydro-Québec Distribution to build 739.5 MW of wind energy facilities for an estimated $1.2 billion. These plants are expected to be placed into service between 2006 and 2012 and are subject to negotiation of power purchase agreements.

        TransCanada Corporation today announced net income for the third quarter 2004 of $245 million or $0.51 per share, compared to $248 million or $0.51 per share for the third quarter 2003. Net income from continuing operations (net earnings) was $193 million or $0.40 per share, compared to $198 million or $0.41 per share for third quarter 2003.

        For the first nine months of 2004, TransCanada's net income was $847 million or $1.75 per share, compared with the $658 million or $1.36 per share for the same period in 2003. The increase was mainly the result of an after-tax gain of $15 million or $0.03 per share from the sale of the ManChief and Curtis Palmer power plants to TransCanada Power, L.P. and recognition of other gains of $172 million or $0.36 per share. The $172 million in gains was the result of the removal of TransCanada's obligation to fund the redemption of TransCanada Power, L.P. units in 2017, as well as a reduction in ownership interest in TransCanada Power, L.P. in the second quarter 2004.

        "The anticipated closing of the Gas Transmission Northwest acquisition and other growth initiatives on a number of fronts — including the potential purchase of hydroelectric power assets from USGen New England, Inc. and the announced investments in wind power and LNG facilities — will strengthen our near-term financial performance and position us for long-term growth," said Hal Kvisle, TransCanada's chief executive officer.

        "The company's strong balance sheet and the growing North American demand for energy provide the foundation for growth in our areas of expertise to deliver long-term, solid returns for investors."

Teleconference

        TransCanada will hold a teleconference today at 11 a.m. (Mountain) / 1 p.m. (Eastern) to discuss the third quarter 2004 financial results and general developments and issues concerning the Company. Analysts, members of the media and other interested parties wanting to participate should phone 1-877-211-7911 or 416-405-9310 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

        The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

        A replay of the teleconference will be available two hours after the conclusion of the call until midnight Eastern time November 2, 2004, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering pass code 3105855. The webcast will be archived and available for replay.

About TransCanada

        TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of wholly owned pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,700 megawatts of power generation — an amount of power that can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Third Quarter 2004 Financial Highlights
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	(millions of dollars)
Operating Results
Revenues	1,224	1,391	3,713	4,038
Net Income
Continuing operations	193	198	795	608
Discontinued operations	52	50	52	50

	245	248	847	658

Cash Flows
Funds generated from continuing operations	394	516	1,207	1,407
Capital expenditures	97	81	291	264
Acquisitions, net of cash acquired	49	135	63	547
	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Common Share Statistics
Net Income Per Share — Basic
Continuing operations	$0.40	$0.41	$1.64	$1.26
Discontinued operations	0.11	0.10	0.11	0.10

	$0.51	$0.51	$1.75	$1.36

Dividends Declared Per Share	$0.29	$0.27	$0.87	$0.81
Common Shares Outstanding (millions)
Average for the period	484.4	482.1	484.0	481.1
End of period	484.5	482.4	484.5	482.4

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  Exhibit 99.1